UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100

Santa Fe Cuajimalpa

Delegación Cuajimalpa

05348 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

We have prepared this report to provide our investors with the following documents in the event that we amend our Registration Statement on Form F-3:

(i)	our unaudited interim consolidated financial statements as of and for the six-month periods ended June 30, 2013 and 2012;

(ii)	our Operating and Financial Review for the six-month periods ended June 30, 2013 and 2012; and

(iii)	our results as of September 30, 2013 and for the three- and nine-month periods ended September 30, 2013 and 2012.

Exhibit Number	Exhibit Description

99.1	Unaudited interim consolidated financial statements as of and for the six-month periods ended June 30, 2013 and 2012

99.2	Operating and Financial Review for the six-month periods ended June 30, 2013 and 2012

99.3	Results as of September 30, 2013 and for the three-and nine-month periods ended September 30, 2013 and 2012

Coca-Cola FEMSA hereby designates this report on Form 6-K as being incorporated by reference into its Registration Statement on Form F-3 (No. 333-187275) filed with the SEC on March 15, 2013, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

By:	/s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez
Chief Financial Officer

Date: November 8, 2013